Exhibit 99.4

Form 51-102F3

MATERIAL CHANGE REPORT

1.                                      Full name and address of the Company

DragonWave Inc. (the “Company”)
600 — 411 Legget Drive
Ottawa, Ontario
Canada, K2K 3C9

2.                                      Date of Material Change

August 1, 2014

3.                                      News Release

A news release with respect to the material change referred to in this report was issued by the Company through Marketwired on August 1, 2014 and filed on SEDAR.

4.                                      Summary of Material Change

On August 1, 2014, the Company announced the closing of its previously announced public offering (the “Offering”) of units of the Company (the “Units”). Under the terms of the Offering, the Company issued and sold 15,927,500 Units, inclusive of 2,077,500 Units issued pursuant to the exercise in full of the over-allotment option granted to the underwriters, at a price of C$1.80 per Unit for aggregate gross proceeds of approximately C$28.7 million and net proceeds to the Company of approximately C$26.9 million, before deducting the expenses of the Offering.  Each Unit consists of one common share (each, a “Unit Share”) and one-half (½) of one warrant (each whole warrant, a “Warrant”). Each whole Warrant entitles the holder thereof to purchase one common share of the Company (a “Warrant Share”) at an exercise price of C$2.25 per share until August 1, 2016, subject to certain standard adjustments.

5.                                      Full Description of Material Change

On August 1, 2014, the Company announced the closing of its previously announced Offering of Units. Under the terms of the Offering, the Company issued and sold 15,972,500 Units, inclusive of 2,077,500 Units issued pursuant to the exercise in full of the over-allotment option granted to the underwriters, at a price of C$1.80 per Unit for aggregate gross proceeds of approximately C$28.7 million and net proceeds to the Company of approximately C$26.9 million, before deducting the expenses of the Offering.  Each Unit consists of one Offered Share and one-half (½) of one Warrant. Each whole Warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of C$2.25 per share until August 1, 2016, subject to certain adjustments. The Company does not intend to list the Warrants on any stock exchange.

The net proceeds of the Offering, before expenses, were approximately C$26.9 million. The Company intends to use the net proceeds from the Offering to strengthen its balance sheet, to fund working capital and for general corporate purposes.

The securities described above were sold in the United States pursuant to an effective registration statement on Form F-10, including the accompanying base prospectus forming a part thereof, as supplemented by the preliminary prospectus supplement (collectively, the “U.S. Offering Documents”) and in Canada pursuant to a final prospectus supplement to a final short form base shelf prospectus dated August 29, 2013. The Company will not make any further drawdowns on its final short form base shelf prospectus dated August 29, 2013. The Form F-10 has been previously filed with, and declared effective by, the Securities and Exchange Commission (the “SEC”), and the final short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec, and is available on SEDAR at www.sedar.com. The U.S. Offering Documents are available on the SEC’s web site at www.sec.gov. The final prospectus supplement may be obtained by visiting the SEC’s website at www.sec.gov, on SEDAR at www.sedar.com or from CIBC or H.C. Wainwright & Co. LLC by sending an email to michelene.dougherty@cibc.ca, for Canadian investors, or from CIBC or H.C. Wainwright at useprospectus@us.cibc.com or placements@hcwco.com, for United States investors.

In addition, the issuance of common shares issuable upon exercise of the Warrants under the United States Securities Act of 1933, as amended, has been registered in the United States pursuant to an effective registration statement filed with the SEC on July 24, 2014 as amended on July 29, 2014, and as supplemented by a prospectus supplement dated July 31, 2014 (the “U.S. Prospectus Supplement”). A corresponding prospectus supplement dated July 31, 2014 has been filed in all of the provinces of Canada, except Quebec, to the final short form base shelf prospectus dated July 29, 2014 (the “Canadian Prospectus Supplement”). A copy of the U.S Prospectus Supplement is available on the SEC’s website at www.sec.gov. A copy of the Canadian Prospectus Supplement is available at www.sedar.com.

6.                                      Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.                                      Omitted Information

Not Applicable.

8.                                      Executive Officer

Russell Frederick, Chief Financial Officer, (613) 599-9991, ext 2253

9.                                      Date of Report

August 1, 2014